UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
Information contained in this Form 6-K
On February 7, 2011, NiMin Energy Corp. issued the following press release regarding corporate updates.

NIMIN ENERGY PROVIDES CORPORATE UPDATE
Rick McGee to Become Consultant to Company
CARPINTERIA, CA — February 7, 2011 — NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF) (“NiMin” or the “Company”) announces that Rick McGee, NiMin’s Chief Operations Officer (“COO”), has transitioned his role to become a consultant to the Company, and Scott Dobson, who will continue as Vice President of Operations, has assumed the duties of COO. Mr. Cottman commented, “Rick McGee and I have worked together for over twenty years and I want to thank him for his dedication in building NiMin. The Company is fortunate to have Rick continue as a consultant and advisor. Going forward, Scott Dobson will assume the duties of the COO role and we look forward to his contributions. Scott has over fifteen years of industry experience managing drilling, completion and producing operations in over a dozen states, including extensive experience in Wyoming.”
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 27 million barrels of proved and probable reserves, 97% of which are oil.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: February 7, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer